From:	Pangas, Harry S.

Sent:	Tuesday, January 24, 2012 2:40 PM

To:	‘minored@sec.gov’

Cc:	Sayler, Bradford

Subject:	Fifth Street Finance Corp. - Proxy Statement

Attachments:	Fifth Street - DEF Proxy - 1-24-12.PDF; Fifth Street - Proxy Comments Response Letter - 1-24-12.pdf

Dominic,

Attached please find a draft of a letter responding to the comments issued by the SEC staff on Fifth Street Finance Corp.‘s proxy statement and a revised draft of the proxy statement which has been marked to highlight the changes made thereto in response to the SEC staff’s comments.

We appreciate receiving your feedback on the foregoing at your earliest possible convenience given that Fifth Street Finance Corp. would like to file the definitive proxy statement with the SEC by the end of this week or on next Monday at the latest.

Thanks,

Harry

Harry Pangas | Partner

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue NW | Washington, DC 20004-2415

202.383.0805 direct | 202.637.3593 facsimile

harry.pangas@sutherland.com | www.sutherland.com

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